April 28, 2014

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:    Moog Inc.
Form 10-K for the Fiscal Year Ended September 28, 2013
Filed November 12, 2013
Form 10-Q for Fiscal Quarter Ended December 28, 2013
Filed January 29, 2014
File No. 1-05129

Dear Mr. O’Brien:

We have reviewed your April 21, 2014 letter regarding your comments on the above-referenced SEC filings. For your convenience, we have included the Staff’s comments in italics before each of our responses.

Form 10-K for Fiscal Year Ended September 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Reviews for Impairment of Goodwill, page 22

Comment 1:
We note your response to comment 2 in our letter dated April 1, 2014. It remains unclear how you determined that the disclosures you provided on page 23 of your fiscal year 2013 Form 10-K provide investors with an understanding of the risks and uncertainties that could result in a material impairment charge for the remaining Medical Devices reporting unit’s goodwill of $85.2 million. As such, we continue to request that you expand your disclosure in future filings to provide a discussion of the uncertainty associated with the specific, key assumptions included in the discounted cash flow method used to estimate the fair value that will allow an investor to understand the risks through the eyes of management, or disclose that there is no material uncertainty associated with the remaining goodwill balance for this reporting unit. If you believe you have provided this disclosure elsewhere in the Form 10-
K, please provide us with the specific location of this disclosure and confirm to us that you will provide a cross-reference to this disclosure in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:
In future filings, we will expand our disclosure to provide a discussion of the uncertainty associated with the specific, key assumptions included in the discounted cash flow method used to estimate the fair value that will allow an investor to understand the risks through the eyes of management, or disclose that there is no material uncertainty associated with the remaining goodwill balance for this reporting unit.

Consolidated Results of Operations, page 25

Comment 2:
We note your response to comment 4 in our letter dated April 1, 2014. While we understand that you have provided investors with insight into management’s expectations for 2014, the disclosure does not reference the impact of the restructuring plans to future operating results. As such, it remains unclear how this referenced disclosure addresses the requirements in SAB Topic 5:P.4. As previously requested, please confirm to us that you will provide disclosure of the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings in future filings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. As previously noted, the restructuring plans during fiscal year 2013 negatively impacted earnings before income taxes by 8.5%.

Response:
In future filings, we will provide disclosure of the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. We will also disclose if the anticipated savings were not achieved as expected or are achieved in periods other than as expected, the reasons for the differences and the likely effects on future operating results and liquidity.

We acknowledge that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the comments in your letter. If you have any questions or require any additional information, please contact me at (716) 652-2000.

Sincerely,

/s/ Donald R. Fishback
Donald R. Fishback
Vice President
Chief Financial Officer

cc:        Jennifer Walter – Moog Inc., Corporate Controller